UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 33)1

Steel Connect, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

858098 20 5

(CUSIP Number)

Warren G. Lichtenstein

Steel Partners Holdings L.P.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 16, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

HANDY & HARMAN LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		636,447
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

636,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

636,447
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

WHX CS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		636,447
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

636,447
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

636,447
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

STEEL EXCEL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,694,155(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,694,155(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,694,155(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.8%
14	TYPE OF REPORTING PERSON

CO

(1) Includes 634,157 Shares underlying Series E Preferred Stock.

4

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

WF ASSET CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,311,700
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,311,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,311,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.8%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

WEBFINANCIAL HOLDING CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		21,672,948(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

21,672,948(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,672,948(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

77.5%
14	TYPE OF REPORTING PERSON

CO

(1) Consists of 1,913,265 Shares underlying Series C Preferred Stock, 19,175,628 Shares underlying Series E Preferred Stock and 584,055 Shares underlying 2024 Note.

6

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		24,367,103(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

24,367,103(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,367,103(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

85.2%
14	TYPE OF REPORTING PERSON

PN

(1) Includes 1,913,265 Shares underlying Series C Preferred Stock, 19,809,785 Shares underlying Series E Preferred Stock and 584,055 Shares underlying 2024 Note.

7

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,694,155(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,694,155(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,694,155(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.8%
14	TYPE OF REPORTING PERSON

OO

(1) Includes 634,157 Shares underlying Series E Preferred Stock.

8

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,694,155(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,694,155(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,694,155(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.8%
14	TYPE OF REPORTING PERSON

OO

(1) Includes 634,157 Shares underlying Series E Preferred Stock.

9

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		24,367,103(1)
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

24,367,103(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,367,103(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

85.2%
14	TYPE OF REPORTING PERSON

CO

(1) Includes 1,913,265 Shares underlying Series C Preferred Stock, 19,809,785 Shares underlying Series E Preferred Stock and 584,055 Shares underlying 2024 Note.

10

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		187,886
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,428
PERSON WITH	9	SOLE DISPOSITIVE POWER

187,886
	10	SHARED DISPOSITIVE POWER

6,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

194,314
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.1%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

STEEL PARTNERS, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,428
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,428
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

CO

12

CUSIP No. 858098 20 5

1	NAME OF REPORTING PERSON

JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		110,415
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

110,415
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,415
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP No. 858098 20 5

The following constitutes Amendment No. 33 to the Schedule 13D filed by the undersigned (“Amendment No. 33”). This Amendment No. 33 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by Handy & Harman Ltd., a Delaware corporation (“HNH”), WHX CS LLC, a Delaware limited liability company (“WHX CS”), Steel Excel Inc., a Delaware corporation (“Steel Excel”), WF Asset Corp., a Delaware corporation (“WF Asset”), WebFinancial Holding Corporation, a Delaware corporation (“WebFinancial”), Steel Partners Holdings L.P., a Delaware limited partnership (“Steel Holdings”), SPH Group LLC, a Delaware limited liability company (“SPHG”), SPH Group Holdings LLC, a Delaware limited liability company (“SPHG Holdings”), Steel Partners Holdings GP Inc., a Delaware corporation (“Steel Holdings GP”), Warren G. Lichtenstein, Steel Partners, Ltd., a Delaware corporation (“SPL”), and Jack L. Howard. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Steel Holdings owns a majority of the membership interests of SPHG and owns 100% of the outstanding shares of common stock of WebFinancial. SPHG is the sole member of SPHG Holdings. Steel Holdings GP is the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. Accordingly, for purposes of this statement, each of Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares beneficially owned by SPHG Holdings and each of Steel Holdings and Steel Holdings GP may be deemed to beneficially own the Shares beneficially owned by WebFinancial.

HNH owns a majority of the outstanding membership interests of WHX CS. Steel Excel owns 100% of the outstanding shares of common stock of HNH and is a majority shareholder of WF Asset. SPHG Holdings owns 100% of the outstanding shares of common stock of Steel Excel. Accordingly, for purposes of this statement, each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to beneficially own the Shares beneficially owned by Steel Excel, each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP and Steel Excel may be deemed to beneficially own the Shares owned directly by WF Asset, and each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel and HNH may be deemed to beneficially own the Shares owned directly by WHX CS.

Warren G. Lichtenstein, Executive Chairman of Steel Holdings GP, is the Interim Chief Executive Officer and the Executive Chairman of the Issuer. Mr. Lichtenstein is the Chief Executive Officer of SPL. Accordingly, for purposes of this statement, Mr. Lichtenstein may be deemed to beneficially own the Shares owned directly by SPL.

Jack L. Howard, President and a director of each of Steel Holdings GP, HNH, WHX CS, Steel Excel, WebFinancial and WF Asset, is a director of the Issuer.

Each Reporting Person disclaims beneficial ownership of the Shares owned directly by another Reporting Person, except to the extent of his or its pecuniary interest therein.

14

CUSIP No. 858098 20 5

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of (i) the executive officers and directors of HNH, (ii) the executive officers and directors of WHX CS, (iii) the executive officers and directors of SPL, (iv) the executive officers and directors of Steel Holdings GP, (v) the executive officers and directors of Steel Excel, (vi) the executive officers and directors of WebFinancial, and (vii) the executive officers and directors of WF Asset. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The principal business address of the Reporting Persons is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

(c)        HNH is a diversified manufacturer of engineered niche industrial products. WHX CS is a holding company. SPL is a holding company. Steel Holdings is a global diversified holding company that engages or has interests in a variety of operating businesses through its subsidiary companies. The principal business of SPHG Holdings is holding securities for the account of Steel Holdings. The principal business of SPHG is serving as the sole member of SPHG Holdings and other affiliates. The principal business of Steel Holdings GP is serving as the general partner of Steel Holdings, the managing member of SPHG and the manager of SPHG Holdings. Steel Excel is a global diversified company that engages or has interests in a variety of operating businesses. WebFinancial and WF Asset are holding companies. The principal occupation of Warren G. Lichtenstein is serving as Executive Chairman of Steel Holdings GP and Interim Chief Executive Officer of the Issuer. The principal occupation of Jack L. Howard is serving as the President of Steel Holdings GP and serving as a principal of Mutual Securities, Inc., a registered broker dealer.

(d)        No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Each of the individuals who are Reporting Persons or listed on Schedule A is a citizen of the United States of America. Each of the entities who are Reporting Persons are organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

15

CUSIP No. 858098 20 5

The aggregate purchase price of the 1,311,700 Shares owned directly by WF Asset is approximately $43,123,381, including brokerage commissions. Such Shares were acquired with the working capital of HNH, SPHG Holdings and Steel Holdings prior to being transferred to WF Asset. The 636,447 Shares owned directly by WHX CS were transferred to WHX CS by its parent HNH.

The aggregate purchase price of the 35,000 shares of Series C Convertible Preferred Stock of the Issuer (the “Series C Preferred Stock”) owned directly by WebFinancial is $35,000,000. The aggregate purchase price of the 7.50% Convertible Senior Note due 2024 of the Issuer (the “2024 Note”) owned directly by WebFinancial is $12,940,000. The Series C Preferred Stock and 2024 Note were acquired with the working capital of SPHG Holdings prior to being transferred to WebFinancial. The 3,500,000 shares of Series E Convertible Preferred Stock of the Issuer (the “Series E Preferred Stock”) owned directly by each of WebFinancial and Steel Excel were acquired pursuant to the Exchange Agreement discussed in Item 4.

The aggregate purchase price of the 111,851 Shares owned directly by Steel Excel is approximately $1,060,661, including brokerage commissions. Such Shares were acquired with the working capital of Steel Excel.

The aggregate purchase price of the 6,428 Shares owned directly by SPL is approximately $411,192, including brokerage commissions. The Shares owned directly by SPL were acquired with the working capital of SPL.

Mr. Lichtenstein directly beneficially owns 187,886 Shares (including 10,610 unvested restricted Shares) awarded to him in his capacity as a director of the Issuer.

The aggregate purchase price of 1,071 Shares owned directly by Mr. Howard is approximately $59,372, including brokerage commissions. Mr. Howard directly beneficially owns an additional 109,344 Shares (including 10,610 unvested restricted Shares) awarded to him in his capacity as a director of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (c) is hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 6,304,750 Shares outstanding, which is the total number of Shares outstanding as of April 17, 2024 based on information provided by the Issuer.

As of the close of business on April 17, 2024, WF Asset owned directly 1,311,700 Shares, constituting approximately 20.8% of the Shares outstanding. By virtue of their relationship with WF Asset discussed in further detail in Item 2, each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP and Steel Excel may be deemed to beneficially own the Shares owned directly by WF Asset.

As of the close of business on April 17, 2024, WHX CS owned directly 636,447 Shares, constituting approximately 10.1% of the Shares outstanding. By virtue of their relationship with WHX CS discussed in further detail in Item 2, each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel and HNH may be deemed to beneficially own the Shares owned directly by WHX CS.

16

CUSIP No. 858098 20 5

As of the close of business on April 17, 2024, WebFinancial beneficially owned (i) 1,913,265 Shares underlying the Series C Preferred Stock owned directly by WebFinancial, (ii) 19,175,628 Shares underlying the Series E Preferred Stock owned directly by WebFinancial, and (iii) 584,055 Shares underlying the 2024 Note owned directly by WebFinancial, constituting approximately 77.5% of the Shares.1 By virtue of their relationship with WebFinancial discussed in further detail in Item 2, each of Steel Holdings and Steel Holdings GP may be deemed to beneficially own the Shares underlying the Series C Preferred Stock, Series E Preferred Stock and 2024 Note owned directly by WebFinancial.

As of the close of business on April 17, 2024, Steel Excel owned directly 111,851 Shares and beneficially owned 634,157 Shares underlying the Series E Preferred Stock owned directly by Steel Excel, which, in addition to the Shares owned directly by WF Asset and WHX CS that Steel Excel may also be deemed to beneficially own, constitute approximately 38.8% of the Shares.1 By virtue of their relationship with Steel Excel discussed in further detail in Item 2, each of Steel Holdings, SPHG, SPHG Holdings and Steel Holdings GP may be deemed to beneficially own the Shares owned directly by Steel Excel and underlying the Series E Preferred Stock owned directly by Steel Excel.

As of the close of business on April 17, 2024, SPL owned directly 6,428 Shares, constituting less than 1% of the Shares outstanding. By virtue of his relationship with SPL discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Shares owned directly by SPL.

As of the close of business on April 17, 2024, Warren G. Lichtenstein owned directly 187,886 Shares (including 10,610 unvested restricted Shares), which, in addition to the Shares owned directly by SPL that Mr. Lichtenstein may also be deemed to beneficially own, constitute approximately 3.1% of the Shares outstanding.

As of the close of business on April 17, 2024, Jack L. Howard owned directly 110,415 Shares (including 10,610 unvested restricted Shares), constituting approximately 1.8% of the Shares outstanding.

This statement reports beneficial ownership of an aggregate of 24,671,832 Shares, including (i) 1,913,265 Shares underlying Series C Preferred Stock, (ii) 19,809,785 Shares underlying Series E Preferred Stock, and (iii) 584,055 Shares underlying the 2024 Note, constituting approximately 86.2% of the Shares.1

1 This is not based solely on the number of outstanding Shares, but calculated pursuant to Rule 13d-3(d) of the Exchange Act.

17

CUSIP No. 858098 20 5

(b)       Each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel and WF Asset may be deemed to have shared power to vote and dispose of the Shares owned directly by WF Asset. Each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP, Steel Excel, HNH and WHX CS may be deemed to have shared power to vote and dispose of the Shares owned directly by WHX CS. Each of Steel Holdings, Steel Holdings GP and WebFinancial may be deemed to have shared power to vote and dispose of the Shares underlying the Series C Preferred Stock, Series E Preferred Stock and 2024 Note owned directly by WebFinancial. Each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP and Steel Excel may be deemed to have shared power to vote and dispose of the Shares owned directly by Steel Excel and underlying the Series E Preferred Stock owned directly by Steel Excel. Each of SPL and Mr. Lichtenstein may be deemed to have shared power to vote and dispose of the Shares owned directly by SPL. Each of Messrs. Lichtenstein and Howard may be deemed to have sole power to vote and dispose of all Shares he directly owns.

(c)       On April 1, 2024, the Issuer awarded to each of Messrs. Lichtenstein and Howard, in his capacity as a director of the Issuer, 2,737 restricted Shares, which vest on April 1, 2025, provided that he remains a director of the Issuer on such vesting date. See Schedule B annexed hereto for all other transactions by the Reporting Persons in the securities of the Issuer during the past 60 days. All of such transactions were effected in the open market.

Item 6.	Interest in Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 16, 2024, Steel Excel entered into a Rule 10b5-1 Trading Plan (the “Plan”) with B. Riley Securities, Inc. for the purpose of establishing a trading plan to allow Steel Excel to effect purchases of up to a maximum of 300,000 Shares of the Issuer beginning on May 16, 2024 in compliance with all applicable securities laws and regulations, including Rule 10b5-1 and Rule 10b-18 of the Securities Exchange Act of 1934, as amended. A copy of the Plan is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	10b5-1 Purchase Instructions by and between Steel Excel Inc. and B. Riley Securities, Inc., dated April 16, 2024.

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CUSIP No. 858098 20 5

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2024	HANDY & HARMAN LTD.

	By:	/s/ Maria Reda
Maria Reda Secretary

WHX CS LLC

By:	/s/ Maria Reda
Maria Reda Secretary

STEEL PARTNERS, LTD.

By:	/s/ Jason Wong
Jason Wong Chief Financial Officer

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP Inc. General Partner

By:	/s/ Maria Reda
Maria Reda Secretary

SPH GROUP LLC

By:	Steel Partners Holdings GP Inc. Managing Member

By:	/s/ Maria Reda
Maria Reda Secretary

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CUSIP No. 858098 20 5

SPH GROUP HOLDINGS LLC

By:	Steel Partners Holdings GP Inc. Manager

By:	/s/ Maria Reda
Maria Reda Secretary

STEEL PARTNERS HOLDINGS GP INC.

By:	/s/ Maria Reda
Maria Reda Secretary

STEEL EXCEL INC.

By:	/s/ Maria Reda
Maria Reda Secretary

WEBFINANCIAL HOLDING CORPORATION

By:	/s/ Maria Reda
Maria Reda Secretary

WF ASSET CORP.

By:	/s/ Maria Reda
Maria Reda Secretary

/s/ Maria Reda
MARIA REDA as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Maria Reda
MARIA REDA as Attorney-In-Fact for Jack L. Howard

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CUSIP No. 858098 20 5

SCHEDULE A

Executive Officers and Directors of Handy & Harman Ltd.

Name and Position	Present Principal Occupation	Business Address
Jack L. Howard, President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Gary Tankard, Vice President and Director	Vice President and Chief Accounting Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Ryan O’Herrin, Senior Vice President and Director	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP No. 858098 20 5

Executive Officers and Directors of WHX CS LLC

Name and Position	Present Principal Occupation	Business Address
Jack L. Howard, President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Gary Tankard, Vice President and Director	Vice President and Chief Accounting Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Ryan O’Herrin, Senior Vice President and Director	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP No. 858098 20 5

Executive Officers and Directors of Steel Partners, Ltd.

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Chief Executive Officer and Chairman of the Board	Executive Chairman of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard, Director, President and Secretary	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Jason Wong, Chief Financial Officer	Chief Financial Officer of Steel Partners, Ltd., a holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP No. 858098 20 5

Executive Officers and Directors of Steel Partners Holdings GP Inc.

Name and Position	Present Principal Occupation	Business Address
Warren G. Lichtenstein, Executive Chairman and Director	Executive Chairman of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Jack L. Howard, President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Ryan O’Herrin, Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Lon Rosen, Director	Executive Vice President and Chief Marketing Officer for the Los Angeles Dodgers	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
John P. McNiff, Director	Chairman of Discovery Capital Management, LLC, a multi-strategy hedge fund	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
James Benenson III, Director	Director and Co-President of Summa Holdings, Inc. (“Summa”), a holding company, and director and Co-President of Industrial Manufacturing Company and Industrial Manufacturing Company International, subsidiaries of Summa that own various diversified industrial businesses	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Eric P. Karros, Director	Television analyst for FOX Sports and works for the Los Angeles Dodgers	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Rory H. Tahari, Director	Co-founder, State of Mind Partners, a strategic branding and investment firm	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Gary Tankard, Vice President and Chief Accounting Officer	Vice President and Chief Accounting Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Joseph Martin, Chief Administrative Officer and Chief Legal Officer[2]	Chief Administrative Officer and Chief Legal Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

2 As of the close of business on April 17, 2024, Joseph Martin directly owned 7,751 restricted Shares, all of which are unvested. All of such Shares were awarded to Mr. Martin in his capacity as a director of the Issuer. Mr. Martin has the sole power to vote such Shares and, once vested, will have the sole power to dispose of such Shares and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares. On April 1, 2024, the Issuer awarded to Mr. Martin, in his capacity as a director of the Issuer, 2,737 restricted Shares, which vest on April 1, 2025, provided that he remains a director of the Issuer on such vesting date.

CUSIP No. 858098 20 5

Executive Officers and Directors of Steel Excel Inc.

Name and Position	Present Principal Occupation	Business Address
Jack L. Howard, President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Gary Tankard, Vice President and Director	Vice President and Chief Accounting Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Ryan O’Herrin, Senior Vice President and Director	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP No. 858098 20 5

Executive Officers and Directors of WebFinancial Holding Corporation

Name and Position	Present Principal Occupation	Business Address
Jack L. Howard, President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Gary Tankard, Vice President and Director	Vice President and Chief Accounting Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Ryan O’Herrin, Senior Vice President and Director	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP No. 858098 20 5

Executive Officers and Directors of WF Asset Corp.

Name and Position	Present Principal Occupation	Business Address
Jack L. Howard, President and Director	President of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company, and a principal of Mutual Securities, Inc., a registered broker dealer	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Gary Tankard, Vice President and Director	Vice President and Chief Accounting Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022
Ryan O’Herrin, Senior Vice President and Director	Senior Vice President and Chief Financial Officer of Steel Partners Holdings GP Inc., the General Partner of Steel Partners Holdings L.P., a global diversified holding company	c/o Steel Partners Holdings L.P. 590 Madison Avenue, 32nd Floor New York, NY 10022

CUSIP No. 858098 20 5

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Class of Security	Securities Purchased	Price ($)	Date of Purchase

STEEL EXCEL INC.

Common Stock	18,605	8.9314	04/10/2024
Common Stock	23,698	9.4428	04/11/2024
Common Stock	6	9.3500	04/12/2024